SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D. C.  20549


                                      AMENDMENT NO. 6
                                      to SCHEDULE 13D
                         Under the Securities Exchange Act of 1934



                                   ALBEMARLE CORPORATION
                                     (Name of Issuer)

                                       COMMON STOCK
                              (Title of class of securities)

                                        012653 10 1
                                      (CUSIP NUMBER)


                                  Floyd D. Gottwald, Jr.
                                     Bruce C. Gottwald
                                  330 South Fourth Street
                                 Richmond, Virginia  23219
                                Telephone No. 804-788-5401
                (Name, address and telephone number of person authorized to receive notices and communications)

                                         Copy to:
                                     Allen C. Goolsby
                                     Hunton & Williams
                                   951 East Byrd Street
                                 Richmond, Virginia 23219

                                    September 30, 1998
                  (Date of event which requires filing of this statement)

                   If the filing person has previously filed a statement
                  on Schedule 13G to report the acquisition which is the
                     subject of this Schedule 13D, and is filing this
                       schedule because of Rule 13d-1(b)(3) or (4),
                               check the following box [  ].

               Check The following box if a fee is being paid with
                              this statement [ ].


CUSIP NO. 012653 10 1

     1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Floyd D. Gottwald, Jr.  -  ###-##-####

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

    3   SEC USE ONLY
    4   SOURCE OF FUNDS*
             PF
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
             USA



     NUMBER OF
                   7      SOLE VOTING POWER
       SHARES                 953,141

    BENEFICIALLY
                   8      SHARED VOTING POWER
      OWNED BY                5,964,061

        EACH
                   9      SOLE DISPOSITIVE POWER
     REPORTING                953,141

                    10    SHARED DISPOSITIVE POWER
    PERSON WITH               5,964,061

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,917,202

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [X]
             181,377 shares held by foundation; 2,209,669 shares owned by adult sons

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.17%

   14    TYPE OF REPORTING PERSON*
               IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP NO. 012653 10 1                      13D

    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bruce C. Gottwald  -  ###-##-####

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [X]

    3   SEC USE ONLY

    4   SOURCE OF FUNDS*
             PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

    6   CITIZENSHIP OR PLACE OF ORGANIZATION
             USA


     NUMBER OF
                   7     SOLE VOTING POWER
       SHARES                 3,218,349


    BENEFICIALLY
                   8     SHARED VOTING POWER
      OWNED BY                3,441,475


        EACH
                   9     SOLE DISPOSITIVE POWER
     REPORTING                 3,218,349

                   10    SHARED DISPOSITIVE POWER
    PERSON WITH                3,441,475

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,659,824

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [X]
               181,377 shares held by foundation; 2,306,007 shares owned by adult sons

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.72%

    14   TYPE OF REPORTING PERSON*
             IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

* Amendment No. 6 amends and supplements Amendment Nos. 1, 2, 3, 4 and 5 to the statement on Schedule 13D filed on March 10, 1994, by Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to shares of Common Stock (the "Common Stock") of Albemarle Corporation (the "Issuer"). The purpose for the filing of this Amendment No. 6 is to file the attached Confirming Statement of Floyd D. Gottwald, Jr.

Item 1.   Security and Issuer.

     This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 330 South Fourth Street, Richmond, Virginia 23219.

Item 3.   Source and Amount of Funds or Other Consideration.

     Since the filing of Amendment No. 5, Floyd D. Gottwald, Jr. and Bruce C. Gottwald have not purchased additional shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

            (a) 18,274,080  shares  of  Common  Stock of the  Issuer  are  owned beneficially by Floyd D. Gottwald, Jr. and Bruce C. Gottwald, constituting 38.83% of such shares outstanding.1/

            (b) Number of shares as to which such persons have:

                (i)  sole power to vote or to direct the vote - 4,352,867 2/

                (ii) shared power to vote or to direct the vote - 13,921,213 3/

                (iii) sole power to  dispose of or to direct the  disposition of - 4,352,867 2/

                (iv) shared  power to dispose  of or to direct  the  disposition of - 13,921,213 3/

              1/ The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, Floyd D. Gottwald, Jr. or Bruce C. Gottwald are the beneficial owners of 181,377 shares described in Items 5(b)(i) and (iii) or the 13,921,213 shares described in Items 5(b)(ii) and (iv).

              2/ This amount includes 181,377 shares owned by a charitable foundation for which the Gottwalds serve as the sole directors. Floyd D. Gottwald, Jr. and Bruce C. Gottwald disclaim any beneficial interest in any shares held in the foundation.

              3/ Includes  2,209,669  shares owned by the adult sons of Floyd D.
                 Gottwald, Jr. and 2,306,007 shares owned by the adult sons of Bruce C. Gottwald who do not reside in their father's home. It does not include shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated as Trustee under the savings plans of Ethyl Corporation and the Issuer for their employees for the benefit of employees other than the Gottwalds. Shares held by the Trustee under these plans for the benefit of the Gottwalds are included in Items (5)(b)(i)-(iv) above. Shares held under the savings plans are voted by the Trustee in accordance with instructions solicited from employees participating in the plans. If a participating employee does not give the Trustee voting instructions, his shares are voted by the Trustee in accordance with management's recommendations to the shareholders. Because the Gottwalds are executive officers, directors and the largest shareholders of Ethyl Corporation and of the Issuer, they may be deemed to be control persons of Ethyl Corporation and of the Issuer.

          (c) From July 28, 1998 to July 31, 1998, Floyd D. Gottwald, Jr. purchased 143,100 shares of Common Stock of the Issuer on the open market as follows:

                Date      Number of Shares  Per Share Price
                ----      ----------------  ---------------

              07/28/98          81,600          $20.25
              07/31/98          61,500          $19.68

              Various members of the Gottwald families have acquired additional minor amounts of Common Stock pursuant to the employee savings plans of Ethyl Corporation and the Issuer. There have been no other transactions in the past 60 days.

          (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 13,921,213 shares described in Items 5(b)(ii) and (iv). However, none of such persons' individual interest relates to more than 5 percent of the class of securities for which this Schedule is filed.


Item 7.   Material to be Filed as Exhibits.

      1. Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.

      2.  Confirming Statement of Floyd D. Gottwald, Jr.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 4, 1998                          /s/  J. Judson  Williams, II
                                         -----------------------------------
                                          J. Judson Williams II, Esq.
                                          Power of Attorney for
                                          Floyd D. Gottwald, Jr.


                                          /s/ Bruce  C. Gottwald
                                          ----------------------------------
                                          Bruce C. Gottwald

EXHIBIT INDEX


Exhibit 1 Agreement between Floyd D. Gottwald, Jr. and Bruce C. Gottwald with respect to the filing of this Amendment No. 6 to Schedule 13D.

Exhibit 2 Confirming Statement of Floyd D. Gottwald, Jr.